Solsten, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2025

Balance Sheet

Solsten Consolidated

	2025
ASSETS	
Cash & Equivalents	
SVB Operating Account (6918)	$7,453
US Bank Operating Account (5836)	$233,643
US Bank Savings Account (0218)	$6,850
SVB Money Market (9809)	$3
Everest - LU95 4080 0000 9036 6722	$12,977
Everest Bank LU#90366466	$83,393
HypoVereinsbank #41642904	$18,953
Bank1	$456
Stripe	$528
Total Cash & Equivalents	**$364,256**
Accounts Receivable	
Accounts Receivable	$44,417
Other Current Assets	
Digital Assets	$29,704
Other Receivables	$67,906
Prepaid Expenses	$86,494
Prepaid Taxes	$795
VAT Prepayments	$30,034
Unbilled Revenue	$282,442
Total Other Current Assets	**$497,375**
Total Current Assets	**$906,047**
Fixed Assets	
Computers & Equipment	$525,904
Accumulated Depreciation - Computers & Equipment	($128,211)
Leasehold improvements	$55,765
Total Fixed Assets	**$453,458**
Intangible Assets	
Domains/Websites	$14,166
Patents	$139,937
Patents in Progress	$342,285
Start-Up Costs	$420
Trademark	$48,514
Total Intangible Assets	**$545,322**
Investments or Other Non-Current Assets	
ROU Asset	$110,430
Security Deposits	$344,824
Total Investments or Other Non-Current Assets	**$455,254**
Total Non-Current Assets	**$1,454,034**
Total Assets	**$2,360,081**
LIABILITIES	
Short Term Debt	

Balance Sheet

Solsten Consolidated

	2025
Brex Card	$570
Ramp Card	$35,565
American Express	$514
US Bank Credit Card	$3,908
Total Short Term Debt	**$40,556**
Accounts Payable	
Accounts Payable	$204,278
Tax Liability	
Foreign Tax Liability	$169,225
Other Current Liabilities	
Accrued Expenses	$37,165
Deferred Revenue	$604,978
Other Current Liabilities	$153,200
Payroll Liabilities - SARL	$5,714
Total Other Current Liabilities	**$801,058**
Total Current Liabilities	**$1,215,116**
Other Non-Current Liabilities	
Long-Term Lease Liability	$48,521
Loan Origination Costs	($38,910)
Loan Payable	$1,337,561
Total Other Non-Current Liabilities	**$1,347,172**
Total Non-Current Liabilities	**$1,347,172**
Total Liabilities	**$2,562,289**
EQUITY	
Retained Earnings	
Retained Earnings	($29,556,273)
Current Earnings	
Net Income	($5,072,492)
Other Equity	
Cost of Raising Capital	($381,392)
Common Stock	$65,544
Preferred Stock	$34,341,901
SAFE Notes	$300,000
Treasury Stock	($20)
Cumulative Translation Adjustment	$100,524
Total Other Equity	**$34,426,557**
Total Equity	**($202,208)**
Total Liabilities & Equity	**$2,360,081**

Profit & Loss

Solsten Consolidated

	2025
Revenue	
SERVICE REVENUE	
Traits	$261,531
Navigator	$689,716
Licensed Package	$680,167
Research Studies	$492,204
Total SERVICE REVENUE	**$2,123,617**
SAAS REVENUE	
Elaris	$15,309
Total Revenue	**$2,138,927**
Cost of Sales	
COST OF LABOR	
Customer Success	$312,562
Player Research	$230,874
Total COST OF LABOR	**$543,436**
COST OF SERVICES	
Hosting Domains	$147,863
Merchant Fees	$2,122
Cost of Sales Software	$68,449
Total COST OF SERVICES	**$218,434**
Total Cost of Sales	**$761,870**
Gross Profit	**$1,377,057**
Expenses	
GENERAL & ADMINISTRATIVE	
Bad Debt Expense	$290,004
Bank Charges & Fees	$9,371
Insurance	$35,353
Meals & Entertainment	$63,390
Office Equipment Expense	$16,506
Office Expenses	$14,660
Operations Software	$148,025
Payroll Expenses	$727,839
Professional Services	$479,971
Rent & Lease	$518,929
Repairs & Maintenance	$14,487
Utilities	$21,461
Total GENERAL & ADMINISTRATIVE	**$2,339,996**
RESEARCH & DEVELOPMENT	
Outside Development & Engineering Services	$590,069
Payroll Expenses	$1,939,395
Research & Development Software	$110,667
Total RESEARCH & DEVELOPMENT	**$2,640,130**
SALES & MARKETING	
Digital Advertising	$75,742

Profit & Loss

Solsten Consolidated

	2025
Events & Conferences	$31,484
Gifts	$25,507
Outside Sales & Marketing Services	$474,036
Marketing Gifts	$505
Payroll Expenses	$358,802
Promotional Materials	$18,213
Sales & Marketing Software	$137,649
Travel	$90,730
Total SALES & MARKETING	**$1,212,670**
Total Expenses	**$6,192,796**
Operating Profit	**($4,815,739)**
Other Income	
Other Income	
Other Miscellaneous Income	$30,067
Other Expenses	
Other Expenses	
Amortization	$45,543
Depreciation	$91,512
Exchange Gain or Loss	$40,653
Indirect Taxes & Licenses	$6,407
Other Miscellaneous Expenses	$24,561
Total Other Expenses	**$208,676**
Earnings Before Interest & Tax	**($4,994,348)**
Interest Income	
Interest Income	$4,305
Interest Expenses	
Interest Expense	
Interest	$37,561
Earnings Before Tax	**($5,027,605)**
Tax Expenses	
Tax Expenses	
Taxes	$44,886
Earnings After Tax	**($5,072,491)**
Net Income	**($5,072,491)**

Cash Flow Statement

Solsten Consolidated

	2025
OPERATING ACTIVITIES	
Net Income	($5,072,491)
Change in Accounts Payable	($61,534)
Change in Other Current Liabilities	($236,474)
Change in Tax Liability	($13,977)
Change in Accounts Receivable	$663,968
Change in Other Current Assets	$351,425
Cash Flow from Operating Activities	**($4,369,083)**
INVESTING ACTIVITIES	
Change in Fixed Assets (ex. Depn and Amort)	$33,655
Change in Intangible Assets	($7,697)
Change in Investments or Other Non-Current Assets	$30,162
Cash Flow from Investing Activities	**$56,120**
FINANCING ACTIVITIES	
Change in Other Equity	$447,377
Change in unbalanced Balance Sheet	$31,677
Change in Short Term Debt	($9,025)
Change in Other Non-Current Liabilities	$1,230,459
Cash Flow from Financing Activities	**$1,700,487**
Change in Cash & Equivalents	**($2,612,476)**
Cash & Equivalents, Opening Balance	$2,976,732
Cash & Equivalents, Closing Balance	$364,256

SOLSTEN CONSOLIDATED

Statement of Changes in Stockholders' Equity

For the Period Ended December 31, 2025

(Amounts in USD)

Account	Common Stock ($)	Preferred Stock ($)	SAFE Notes ($)	Cost of Raising Capital ($)	Retained Earnings ($)	Cumulative Translation Adj. ($)	Total Stockholders' Equity ($)
Opening Balance – January 1, 2025	**65,544.06**	**33,894,524.07**	**300,000.00**	**(381,391.60)**	**(24,483,781.20)**	**100,523.72**	**9,495,419.05**
Net Loss for the Period	—	—	—	—	(5,072,491.48)	—	(5,072,491.48)
Issuance of Preferred Stock / Equity Raises (1)	—	447,376.58	—	—	—	—	447,376.58
Stock-Based Compensation (2)	—	—	—	—	—	—	—
Dividends Declared (3)	—	—	—	—	—	—	—
Treasury Stock Activity	(20.20)	—	—	—	—	—	(20.20)
Other Comprehensive Income (Loss) – CTA (4)	—	—	—	—	—	—	—
Closing Balance – December 31, 2025	**65,544.06**	**34,341,900.65**	**300,000.00**	**(381,391.60)**	**(29,556,272.71)**	**100,523.72**	**4,870,304.12**

NOTES & ASSUMPTIONS

(1)	Issuance of Preferred Stock / Equity Raises – Derived from 'Change in Other Equity' per the Statement of Cash Flows ($447,376.58). Attributed to Preferred Stock as the primary equity instrument. Allocation between Preferred Stock, SAFE Notes, or APIC not specified in source data.
(2)	Stock-Based Compensation – No stock-based compensation expense is separately disclosed in the P&L; or Cash Flow Statement. If equity awards were granted during the period, the expense and corresponding APIC credit should be included here. Presented as nil pending further detail.
(3)	Dividends Declared – No dividends were declared or paid per the source financial statements. Presented as nil.
(4)	Cumulative Translation Adjustment (CTA) – Closing CTA per Balance Sheet: $100,523.72. No period OCI movement is separately quantified; Exchange Gain/Loss of $40,653.13 is reported within Other Expenses (operating). Opening balance assumed equal to closing (no net change). Verify against sub-ledger.
(5)	Opening Balances – Opening Retained Earnings derived as: Closing RE (-$29,556,272.71) less Net Loss (-$5,072,491.48) = -$24,483,781.23 (minor rounding). Opening Preferred Stock derived as: Closing balance less equity raise in period ($447,376.58).
(6)	Treasury Stock – Treasury Stock of ($20.20) is immaterial; presented within the Common Stock column. Break out separately if material in future periods.
(7)	SAFE Notes – No changes in SAFE Note balances evident from source statements. Opening and closing balances both $300,000.00.
(8)	Source Data – Balance Sheet, P&L, and Cash Flow Statement of Solsten Consolidated for the period ended December 31, 2025, prepared under U.S. GAAP.

■ *Yellow cells = Data not available from source financials; requires additional information or management input.*

Solsten, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2025
$USD

1. ORGANIZATION AND PURPOSE

Solsten, Inc. (the "Company") is a corporation organized on October 4, 2018 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.